Filed pursuant to Rule 424(b)(3)

File No. 333-274643

VANECK MERK GOLD ETF

Supplement dated November 14, 2024 to

Prospectus dated November 24, 2023

This supplement (this “Supplement”) updates the prospectus, dated November 24, 2023 (the “Prospectus”), for the VanEck Merk Gold ETF (“Trust”). The Supplement should be read in its entirety and kept together with the Prospectus for future reference. Capitalized terms and certain other terms used in this Supplement, unless otherwise defined in this Supplement, have the meanings assigned to them in the Prospectus. Except as set forth below the contents of the Prospectus remain unchanged.

The purpose of this Supplement is to disclose the change in the Trust’s name.

Name Change of the Trust

Effective August 30, 2024, the name of the Trust changed from “VanEck Merk Gold Trust” to “VanEck Merk Gold ETF.”